[Morgan Stanley letterhead]

December 13, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	INERGY MIDSTREAM, L.P.
REGISTRATION STATEMENT ON FORM S-1
FILE NO. 333-176445

Dear Sir or Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we, as representatives of the several Underwriters, hereby withdraw our previous request for acceleration of the effective date of the above-named Registration Statement by letter dated December 12, 2011 and hereby join in the request of Inergy Midstream, L.P. for acceleration of the effective date of the above-named Registration Statement, as amended so that it becomes effective at 1:00 p.m., Washington D.C. time on December 15, 2011, or as soon as possible thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that the Registration Statement, Form S-1 as filed on December 7, 2011, and the Preliminary Prospectus issued December 7, 2011, were distributed during the period December 7, 2011 through the date hereof, as follows:

Registration Statement	Preliminary Prospectus
10 to 10 Underwriters	12,334 to 10 Underwriters
0 to 0 Dealers
886 to 886 Institutions
9 to 9 Others

Total: 10	Total: 13,229

We were advised on December 9, 2011 by the Corporate Finance Department of the Financial Industry Regulatory Authority, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

BARCLAYS CAPITAL INC.

MERRILL LYNCH, PIERCE, FENNER & SMITH     INCORPORATED

CREDIT SUISSE SECURITIES (USA) LLC

WELLS FARGO SECURITIES, LLC

As Representatives of the several Underwriters

By: MORGAN STANLEY & CO. LLC

By:	/s/ Kenneth G. Pott
Name: Kenneth G. Pott Title: Managing Director

Underwriters’ Acceleration Request